EAGLE BANCORP MONTANA, INC.

1400 Prospect Avenue

Helena, Montana 59601

February 12, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Facsimile: 703-813-6983

Re:	Eagle Bancorp Montana, Inc.
File No. 333-163790
Registration Statement on Form S-1

Ladies and Gentlemen:

Eagle Bancorp Montana, Inc. hereby withdraws its previous request that the effective date of the Registration Statement referenced above be accelerated to be effective at 4:30 p.m. on Friday, February 12, 2010. The Company hereby requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective at 4:00 p.m. on Tuesday, February 16, 2010 pursuant to Rule 461(a) under the Securities Act of 1933, as amended or as soon thereafter as possible.

We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.

If you have any questions regarding this request, please do not hesitate to contact Raymond J. Gustini at (202) 585-8725 or Lloyd H. Spencer at (202) 585-8303, each of Nixon Peabody LLP, counsel to the Company, with any further comments or questions.

Very truly yours,

EAGLE BANCORP MONTANA, INC.

By:	/s/ Peter J. Johnson
	Name:	Peter J. Johnson
	Title:	President and Chief Executive Officer

cc:	Raymond J. Gustini, Esq.
Lloyd H. Spencer, Esq.
John J. Gorman, Esq.
Edward A. Quint, Esq.

[Letterhead of Stifel, Nicolaus & Company, Incorporated]

February 12, 2010

VIA FACSIMILE AND EDGAR

(703) 813-6983

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bancorp Montana, Inc.
File No. 333-163790
Registration Statement on Form S-1

Ladies and Gentlemen:

We hereby withdraw our previous request that the effective date of the Registration Statement referenced above be accelerated to be effective at 4:30 p.m. on Friday, February 12, 2010.

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Eagle Bancorp Montana, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on February 16, 2010, or as soon thereafter as may be practicable.

Very Truly Yours,

Stifel, Nicolaus & Company, Incorporated

/s/ Robin Suskind
Name:	Robin Suskind
Title:	Managing Director